UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                             Provident Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    743835100
                     ---------------------------------------
                                 (CUSIP Number)

                               September 15, 2003
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|  Rule 13d-1(b)
                  |X|  Rule 13d-1(c)
                  |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743835100                   13G
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                BL Advisers, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        New York
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           55,088 shares                                         0.7%
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          283,723 shares                                        3.6%
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         55,088 shares                                         0.7%
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            283,723 shares                                        3.6%
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             338,811 shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                          4.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

                                   CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 743835100
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Barry Lewis
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           283,723 shares                                        3.6%
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          55,088 shares                                         0.7%
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         283,723 shares                                        3.6%
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            55,088 shares                                         0.7%
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             338,811 shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                          4.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

                                   IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

          (a)   Name of Issuer:

                Provident Bancorp, Inc.

          (b)   Address of Issuer's Principal Executive Offices:

                400 Rella Boulevard
                Montebello, New York 10901

Item 2.

1.        (a)   Name of Person Filing:        BL Advisers, Inc.
          (b)   Address of Principal Business Office, or, if none, Residence:
                                              177 S. Mountain Road
                                              New City, New York 10956

          (c)   Place of Organization:        New York
          (d)   Title of Class of Securities: Common Stock, $0.10 par value per share
          (e)   CUSIP Number:                 743835100

2.        (a)   Name of Person Filing:        Barry Lewis
          (b)   Address of Principal Business Office, or, if none, Residence:
                                              177 S. Mountain Road
                                              New City, New York 10956
          (c)   Citizenship:                  United States
          (d)   Title of Class of Securities: Common Stock, $0.10 par value per share
          (e)   CUSIP Number:                 743835100

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

          (a)   |_|    Broker or dealer registered under section 15 of the Act
                       (15 U.S.C.78o)

          (b)   |_|    Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                       78c).

          (c)   |_|    Insurance company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78c).

          (d)   |_|    Investment company as registered under Section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)   |_|    An investment adviser in accordance with
                       ss.240.13d-1(b)(1)(ii)(E).

          (f)   |_|   An employee benefit plan or endowment fund in accordance
                      with ss.240.13d-1(b)(1)(ii)(F).

          (g)   |_|   A parent holding company or control person in accordance
                      with ss.240.13d-1(b)(1)(ii)(G).

          (h)   |_|   A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i)   |_|   A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)   |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

1.        BL Advisers, Inc.:

          (a)   Amount Beneficially Owned: 338,811(1),(2),(3) shares.

          (b)   Percent of Class: 4.3%

          (c)   Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote: 55,088(3) shares.

                (ii) shared power to vote or to direct the vote: 283,723(1),(2) shares.

                (iii) sole power to dispose or to direct the disposition of:
                      55,088(3) shares.

                (iv)  shared power to dispose or to direct the disposition of:
                      283,723(1),(2) shares.

2.        Barry Lewis:

          (a)   Amount Beneficially Owned: 338,811(1),(2),(3) shares.

          (b)   Percent of Class: 4.3%

          (c)   Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote: 283,723(2) shares.

                (ii) shared power to vote or to direct the vote: 55,088(1),(3) shares.

                (iii) sole power to dispose or to direct the disposition of:
                      283,723(2) shares.

                (iv)  shared power to dispose or to direct the disposition of:
                      55,088(1),(3) shares.

          Reporting person is the sole shareholder and the President of BL Advisers, Inc.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|

Instruction: Dissolution of a group requires a response to this item.

-------------
(1) The reporting person disclaims beneficial ownership of these securities except to the extent of his/its equity interest therein.

(2) Includes 90,110 shares of Common Stock held in the Barry Lewis IRA Rollover Account and 193,613 shares of Common Stock held in the Barry Lewis Revocable Living Trust, dated 8/13/02.

(3)   Includes 55,088 shares of Common Stock owned by BL Advisers, Inc.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Exhibit A- Joint Filing Agreement, was filed with Schedule 13G, dated November 17, 1999.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                By signing below each party certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2003
                                 BL ADVISERS, INC.


                                 By: /s/Barry Lewis
                                     -----------------------------------
                                      Barry Lewis, President


                                 By: /s/Barry Lewis
                                     -----------------------------------
                                     Barry Lewis

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)